EXHIBIT 12

FOOT LOCKER, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
 (Unaudited)
 ($ in millions)

	Twenty-six weeks
	ended		Fiscal year ended
	July 30,	July 31,	Jan. 29,	Jan. 30,	Jan. 31,	Feb. 2,	Feb. 3,
	2011	2010	2011	2010	2009	2008	2007
NET EARNINGS
Income (loss) from continuing operations	$131	$60	$169	$47	$(79)	$43	$247
Income tax expense (benefit)	76	34	88	26	(21)	(93)	145
Interest expense, excluding capitalized interest	7	7	14	13	16	21	23
Portion of rents deemed representative of the interest factor	106	109	213	217	225	224	214
	$320	$210	$484	$303	$141	$195	$629

FIXED CHARGES
Gross interest expense	$7	$7	$14	$13	$16	$21	$23
Portion of rents deemed representative of the interest factor	106	109	213	217	225	224	214
	$113	$116	$227	$230	$241	$245	$237

RATIO OF EARNINGS TO FIXED CHARGES	2.8	1.8	2.1	1.3	0.6	0.8	2.7